Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

October 19, 2018

By EDGAR

Securities and Exchange Commission
100 F St., N.E.

Mail Stop 3030
Washington DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.
Amendment No. 4 to Draft Offering Statement on Form 1-A
Submitted September 27, 2018
CIK No. 001725430

Ladies and Gentlemen:

On behalf of our client, Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated October 16, 2018 from the staff regarding the above-captioned offering statement filed by the Company under the Securities Act of 1933. The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter and references in the responses below to exhibits and page numbers in the preliminary offering circular mean the exhibits and pages in the fourth amended Form 1-A filed concurrently herewith (“Amendment No. 4”). For your reference, preceding each response in bold we have reproduced in italics the comment that corresponds thereto.

Description of Our Securities, page 90

1.       We note your response to prior comment 5. Please expand to clarify how the options described on page F-31 are included in your disclosure on pages 15 and 43. We note, for example, that the disclosure on pages 15 and 43 refers to an issuance of warrants by you in connection with an issuance of preferred stock. However, your disclosure on page F-31 appears to refer to an issuance of options in connection with a note transaction.

Response:

1.       The only warrants (formerly referred to as options per Australian custom) outstanding are those warrants described on pages 15 and 43 of Amendment No. 4 issued in connection with the placement of the Company’s Series A Convertible Preferred Stock with an exercise price of $12.00 per share, which warrants are exercisable only during the one-year period commencing on the second anniversary of the closing of the offering. The referenced disclosure regarding an issuance of options has been revised to reflect the foregoing on page F-32 of Amendment No. 4. For the sake of clarity, there are no warrants or options outstanding other than those described above and none were issued in connection with the notes transaction.

2.       Please address that part of prior comment 5 asking you to tell us the nature of the activities conducted by the subsidiaries you do not wholly own. Also tell us whether your disclosure regarding your 98% ownership of a subsidiary reflects the 12,083,333 shares to be issued according to the first paragraph on page F-31.

Response:

2.       The Company’s 98%-owned subsidiary, Glucose Biosensor Systems (Greater China) Pty Ltd (“Glucose Pty Ltd”), conducts the activities as directed by the Company of dealing with the University of Newcastle in Australia as required in relation to product development and regulatory approval. Glucose Pty Ltd also originally issued the outstanding notes that are convertible into 517,358 shares of the Company as disclosed on page 93 and elsewhere in the offering circular (see Note 3 to the June 30, 2017 financial statements).

To further clarify the disclosure regarding Glucose Pty Ltd, please note that the 98% ownership in this subsidiary will continue and is not convertible in any way into securities of the Company. Accordingly, these are not part of the anticipated 12,083,333 common shares of Glucose Biosensor Systems (Greater China) Holdings, Inc. at the closing of the IPO. This is explained on pages F-16 and F-17. The reference to subscriptions for those shares in Note 7 to the June 30, 2017 financial statements does not impact the outstanding securities of the Company.

Lock-up Agreement, page 95

3.       We note your response to prior comment 1; however, this section indicates that the issuer has agreed to a one-year lock up while page 14 of exhibit 1.1 refers to a 180-day issuer lock up. Please clarify.

Response:

3.       The lock-up period referenced on page 97 in the offering circular relates to the one year lock-up period for directors, officers and 5% holders as set forth in the Form of Lock-up Agreement refiled as Exhibit 6.6 with Amendment No. 4, whereas the lock-up period referenced on page 14 of Exhibit 1.1 relates to the six month lock-up period for the Company.

Exhibits

4.       We note your response to prior comment 7. Please re-submit Exhibit 6.6, as you stated in your letter to us dated September 11, 2018. It appears such exhibit was not included with the amendment submitted September 11, 2018 or the amendment submitted September 28, 2018.

Response:

4.       Exhibit 6.6 has been refiled with Amendment No. 4.

5.        Please tell us why you have not included the employment agreement with Ms. Gavrilenko mentioned on page 79.

Response:

5.        The employment agreement with Ms. Gavrilenko has been filed as Exhibit 6.11 to Amendment No. 4.

* * * * *

Acknowledgements

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon

Gary J. Simon

cc:	Harry Simeonidis
Dr. Jean-Claude Becker